Exhibit 99.6

Notice of Meeting

and

Management Information Circular

with respect to the

Annual General Meeting

of Shareholders of

Kolibri Global Energy Inc.

to be held on April 22, 2025

Dear Shareholder:

You are invited to attend the Annual General Meeting of Shareholders of Kolibri Global Energy Inc. to be held at the Ritz-Carlton Marina del Rey, Admiralty Room, 4375 Admiralty Way, Marina del Rey, California, 90292 on Tuesday, April 22, 2025 at the hour of 9:00 a.m. (local time in Marina del Rey, California, USA).

The business of the meeting is described in the accompanying Notice of Meeting and Management Information Circular.

Your participation in the meeting is important regardless of the number of shares you hold. If you cannot attend the meeting, please vote by completing, signing and dating the form of proxy or voting instruction form accompanying this notice of meeting and returning the same within the time and in the manner set out in the form of proxy or voting instruction form.

Shareholders can join the meeting by telephone by requesting the dial-in details to our conference line from Katie Peterson at kpeterson@kolibrienergy.com. Please dial-in 5-10 minutes prior to the scheduled start time.

Shareholders who dial-in to our conference line will be not able to vote through this method. We recommend that you vote by proxy or voting instruction form in advance of the meeting.

“Evan Templeton”	“Wolf Regener”
WOLF REGENER	EVAN TEMPLETON
Chairman of the Board	President & Chief Executive Officer

KOLIBRI GLOBAL ENERGY INC.
925 Broadbeck Drive, Suite 220
Thousand Oaks, California 91320

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of Kolibri Global Energy Inc. (the “Company”) will be held at the Ritz-Carlton Marina del Rey, Admiralty Room, 4375 Admiralty Way, Marina del Rey, California, 90292 on Tuesday, April 22, 2025 at the hour of 9:00 a.m. (local time in Marina del Rey, California), for the following purposes:

1.	to receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors’ report thereon for the financial year ended December 31, 2024;

2.	to fix the number of directors at five (5);

3.	to elect directors for the ensuing year;

4.	to appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors;

5.	to consider and, if thought appropriate, to approve an ordinary resolution confirming, ratifying and approving the Company’s amended Restricted Share Unit Plan and the unallocated entitlements under the Restricted Share Unit Plan, as more particularly described in the management information circular accompanying this notice of meeting;

6.	to consider and, if through appropriate, to approve an ordinary resolution confirming, ratifying and approving an amendment to the Company’s Stock Option Plan, as more particularly described in the management information circular accompanying this notice of meeting; and

7.	to transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice of meeting.

Shareholders can join the meeting by telephone by requesting the dial-in details to our conference line from Katie Peterson at kpeterson@kolibrienergy.com. Please dial-in 5-10 minutes prior to the scheduled start time.

Shareholders who dial-in to our conference line will be not able to vote through this method. We recommend that you vote by proxy or voting instruction form in advance of the meeting.

DATED this 14th day of March, 2025.

By Order of the Board of Directors of
Kolibri Global Energy Inc.

“Wolf Regener”
WOLF REGENER
President and Chief Executive Officer

KOLIBRI GLOBAL ENERGY INC.
925 Broadbeck Drive, Suite 220
Thousand Oaks, California 91320

MANAGEMENT INFORMATION CIRCULAR
(Unless otherwise indicated, all information is as at March 14, 2025)

The Company is providing this information circular (the “Information Circular”) and a form of proxy in connection with management’s solicitation of proxies for use at the annual general meeting (the “Meeting”) of the Company to be held on Tuesday, April 22, 2025 and at any adjournments thereof. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

Unless otherwise indicated, dollar figures in this Information Circular are in U.S. currency (“US$”). Canadian dollars are referred to as “C$” herein.

Shareholders can join the Meeting by telephone by requesting the dial-in details to our conference line from Katie Peterson at kpeterson@kolibrienergy.com. Please dial-in 5-10 minutes prior to the scheduled start time.

Shareholders who dial-in to our conference line will not be able to vote through this method. We recommend that you vote by proxy or voting instruction form in advance of the Meeting.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Common shares of the Company (“Shares”) represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1; or sent by fax to Computershare Trust Company of Canada, Proxy Department at 1-866-249-7775 within North America or (416) 263-9524 outside North America, not later than two business days, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NOTICE-AND-ACCESS

The Company is not sending this Information Circular to registered or beneficial shareholders using “notice-and-access” as defined under NI 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your Shares through a broker, you are likely to be a non-registered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders. Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In accordance with the requirements of NI 54-101, the Company has elected to send the Meeting materials directly to “non-objecting beneficial owners” (“NOBOs”). If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Company intends to pay for an intermediary to deliver to “objecting beneficial owners” (or “OBOs”) the proxy-related materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a shareholder, his or her attorney authorized in writing or, if the shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournments thereof, or with the chairman of the Meeting on the day of the Meeting.

Only registered shareholders have the right to revoke a proxy. Non-registered holders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Shares without par value, of which 35,486,809 Shares are issued and outstanding as of March 14, 2025, the record date for the Meeting (the “Record Date”). Persons who are registered shareholders at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held. The Company has only one class of shares currently issued and outstanding.

To the knowledge of the directors and executive officers of the Company, except as disclosed below, no person beneficially owns, controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all Shares of the Company:

Shareholder	Number of Shares		Percentage of Issued Capital (%)
TFG Asset Management UK LLP	7,070,568	(2)	19.9%
Livermore Partners LLC(1)	5,663,881		16.0%
Harrington Global Opportunities Fund Limited	4,077,050	(3)	11.5%

(1)	The managing director of Livermore Partners LLC is David Neuhauser, a director of the Company, who exercises control or direction over the Shares owned by Livermore Partners LLC.
(2)	Based on TFG Asset Management UK LLP’s Form 13F filed on February 21, 2025.
(3)	Estimated on a post-consolidation basis based on Harrington Global Opportunities Fund Limited’s SEDI filings.

BUSINESS OF THE ANNUAL GENERAL MEETING

Receipt of the Financial Statements and Auditors’ Report

The consolidated financial statements of the Company for the year ended December 31, 2024 and the auditors’ report thereon will be placed before the shareholders at the Meeting.

If you wish to receive interim and/or annual financial statements from the Company you are encouraged to send the enclosed return card to Computershare Investor Services Inc. at the address set forth on the return card.

Election of Directors

The directors of the Company are elected at each annual meeting and hold office until the next annual meeting or until their successors are appointed.

Shareholder approval will be sought to fix the number of directors of the Company at five (5).

The Company has the following standing committees: Audit Committee, Compensation Committee, Corporate Governance Committee, Health, Safety and Environmental (“HS&E”) Committee and Reserves Committee.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individuals, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation, Business or Employment	Previous Service as a Director	Number of Shares beneficially owned, or controlled or directed, directly or indirectly(6)
David Neuhauser(1)(2)(4) Illinois, USA Director	Founder and Managing Director of Livermore Partners LLC	Since November 1, 2016	5,663,881(8)
Leslie O’Connor(2)(3)(4)(5) Colorado, USA Director	Associate of MHA Petroleum Consultants, LLC since February 2017. Managing Partner of MHA Petroleum Consultants, LLC between May 2006 and February 2017.	Since April 11, 2014	7,787
Wolf Regener(4) California, USA President, CEO and Director	President and CEO of the Company since May 27, 2008	Since May 25, 2010	331,988(7)
Evan S. Templeton(1)(2)(3)(5) Georgia, USA Director	Managing Director, Odinbrook Global Advisors LLC from April 2020 to present. Principal, WestOak Advisors LLC from January 2020 to present. Managing Director, Leveraged Credit Strategy, Jefferies LLC from April 2005 to March 2019.	Since July 19, 2022	15,915
Douglas C. Urch(1)(3)(5) Texas, USA Director	Independent Financial Advisor since May, 2024. Executive Vice President and Chief Financial Officer of PetroTal Corp. from November 2019 to May, 2024, and Chair of the Board from December 2017 to October 2019. Executive Vice President, Finance and Chief Financial Officer of Bankers Petroleum Ltd. from February 2008 to September 2018.	Since October 18, 2023	12,000

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	Member of the HS&E Committee.
(5)	Member of the Reserves Committee.
(6)	Shares beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date, based upon information furnished to the Company by individual directors.
(7)	305,005 Shares held through W&L Regener Family Trust and 21,833 Shares held through NextGen Energy Inc., each of which are entities controlled by Mr. Regener, and 5,150 Shares held directly.
(8)	David Neuhauser exercises control or direction over 5,663,881 Shares owned by Livermore Partners LLC.

Unless otherwise instructed, the persons named as proxyholder in the enclosed form of proxy intend to vote for the fixing of the number of directors at five (5) and for the director nominees listed herein.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

The Board believes that each director should have the confidence and support of the shareholders of the Company. To this end, the Board has unanimously adopted an Amended and Restated Majority Voting Policy and future nominees for election to the Board will be required to confirm that they will abide by this Amended and Restated Majority Voting Policy. Readers are referred to the full text of the policy, which is set out at Schedule “A” to this Information Circular.

To the knowledge of the Company, except as set out below, no proposed director:

(a)	is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including the Company) that:

(i)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)	is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Certain directors of the Company are presently directors of other reporting issuers (see “Participation of Directors in Other Reporting Issuers”).

On April 3, 2024, upon application by the Company, the British Columbia Securities Commission (BCSC) issued a management cease trade order in relation to the Company. The Company had applied for the imposition of a management cease trade due to its anticipated delay in filing its annual financial statements for the year ended December 31, 2023, the related management’s discussion and analysis, annual information form for the year ended December 31, 2023, and the CEO and CFO certifications relating to such filings before the April 2, 2024 deadline. This management cease trade order applied to the Company’s CEO and CFO, Mr. Regener and Mr. Johnson, respectively, and was revoked by the BCSC on May 3, 2024 after the Company filed all of the documents listed above.

Appointment of Auditors

On August 29, 2024, Marcum LLP resigned as auditors of the Company. On September 25, 2024, the Board, on the recommendation of the Audit Committee, approved the appointment of BDO USA, P.C. as auditors of the Company. A copy of the “reporting package” (as defined in National Instrument 51-102 Continuous Disclosure Obligations) in respect of the change of auditors is attached as Schedule “B” to the Information Circular.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint BDO USA, P.C. as auditors of the Company until the close of the next annual general meeting and to authorize the directors of the Company to fix the remuneration to be to be paid to the auditors. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Unless otherwise instructed, the persons named as proxyholder in the enclosed form of proxy intend to vote for the appointment of BDO USA, P.C. as auditors of the Company.

EXECUTIVE COMPENSATION AND REMUNERATION OF DIRECTORS

The following Compensation Discussion and Analysis is intended to provide information about the Company’s philosophy, objectives and processes regarding compensation for the executive officers of the Company. It explains how decisions regarding executive compensation are made and the reasoning behind these decisions.

Compensation Philosophy and Objectives of Compensation Programs

To achieve the Company’s objectives, the Company believes it is critical to create and maintain compensation programs that attract and retain committed, highly-qualified personnel and to motivate them to assist in the achievement of the Company’s business objectives, by providing appropriate rewards and incentives.

The Company’s compensation program is designed to reward performance that contributes to the achievement of the Company’s business strategy on both a short-term and long-term basis, without unduly increasing the risks associated with the Company’s business and its business strategy. In furtherance of the foregoing the Company strives to reward qualities that it believes help achieve its strategy such as teamwork, individual performance in light of general economic and industry specific conditions, efforts to mitigate the business, financial and other risks facing the Company, integrity and resourcefulness, the ability to manage the Company’s existing assets, the ability to identify and pursue new business opportunities, responsibility and accountability, and tenure with the Company.

Risk-Management Implications

The Compensation Committee exercises both positive and negative discretion in relation to compensation and the allocation of ‘at-risk’ compensation (being cash bonuses and securities-based compensation), to encourage and reward performance that does not increase, and where practical mitigates, the Company’s exposure to business and financial risks including those identified in the Company’s Annual Information Form and Management’s Discussion and Analysis. The nature of the business and the competitive environment in which the Company operates requires some level of risk-taking to achieve growth. The following aspects of the Company’s executive compensation program are designed to encourage practices and activities that should enhance long-term value and sustainable growth and limit incentives that could encourage inappropriate or excessive risk-taking:

●	an annual cash bonus target, determined as a percentage of an executive’s annual salary, that may be earned in a calendar year;
●	staged vesting over a two or three year period of stock options granted to executives with a maximum of one-third vesting per annum; and
●	staged vesting over a three year period of restricted share units.

The Compensation Committee regularly considers risks associated with the Company’s compensation policies and practices. The Compensation Committee has not identified compensation policies or practices that are reasonably likely to have a material adverse effect on the Company.

The Company has adopted a policy prohibiting Named Executive Officers (as defined below) or directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation or held, directly or indirectly, by Named Executive Officers or directors.

Compensation Mix

The Company compensates its executive officers through base salary, cash bonuses, the award of stock options under the Company’s stock option plan (the “Option Plan”) and the award of restricted share units (“RSUs”) under the Company’s restricted share units plan (the “RSU Plan”) at levels which the Compensation Committee believes are reasonable in light of the performance of the Company under the leadership of the executive officers. The objective of the compensation program is to provide a combination of short, medium and long-term incentives that reward performance and also are designed to achieve retention of high-quality executives.

The following table provides an overview of the elements of the Company’s compensation program.

Compensation Element	Award Type	Objective	Key Features
Base Salary	Salary	Provides a fixed level of regularly paid cash compensation for performing day-to-day executive level responsibilities.	Recognizes each officer’s unique value and historical contribution to the success of the Company in light of salary norms in the industry and the general marketplace.

Compensation Element	Award Type	Objective	Key Features
Annual Cash Bonuses	Annual non-equity incentive plan	Motivates executive officers to achieve key corporate objectives by rewarding the achievement of these objectives.	Discretionary cash payments recommended to the Board by the Compensation Committee based upon contribution to the achievement of corporate objectives and individual performance.
Long-Term Incentives	Option-based and share-based awards	Long-term, equity-based, incentive compensation that rewards long-term performance by allowing executive officers to participate in the long-term appreciation of the Company’s Shares. The Compensation Committee believes that the granting of stock options and/or RSUs is required in order for the Company to be competitive with its peers from a total remuneration standpoint and to encourage executive officer retention.

Annual and special incentive stock option awards granted as determined by the Board, typically based on recommendations from the Compensation Committee. Options are granted at market price, generally vesting over two or three years and having a term of five years.

RSUs vest over a three-year period.

The Named Executive Officers are also eligible to participate in the same benefits offered to all full-time employees. The Company does not view these benefits as a significant element of its compensation structure but does believe that they can be used in conjunction with base salary to attract, motivate and retain individuals in a competitive environment.

Assessment of Compensation

In determining appropriate levels of executive compensation the Compensation Committee utilizes publicly available compensation surveys and information contained within annual proxy circulars. The Compensation Committee also takes into account recommendations made by the Chief Executive Officer in respect of the Named Executive Officers (other than himself). In reviewing comparative data, the Compensation Committee does not engage in benchmarking for the purposes of establishing compensation levels relative to any predetermined point. In the Compensation Committee’s view, external and third-party survey data provides an insight into external competitiveness, but is not an appropriate single basis for establishing compensation levels. This is primarily due to the differences in the size, scope and location of operations of comparable corporations and the lack of sufficient appropriate matches to provide statistical relevance.

Salary: Base salary is intended to compensate core competences in the executive role relative to skills, experience and contribution to the Company. Base salary provides fixed compensation determined by reference to competitive market information. The Compensation Committee believes that salaries should be competitive and, as such, should provide the executive officers with an appropriate compensation that reflects their level of responsibility, industry experience, individual performance and contribution to the growth of the Company. The 2024 base salaries of the Named Executive Officers of the Company disclosed in the “Summary Compensation Table”, were established primarily on this basis.

Annual Cash Bonuses: Bonuses are paid at the discretion of the Board on the recommendation of the Compensation Committee, based upon the performance of the individual, achievement of corporate objectives and the individual executive’s contribution thereto. Bonuses awarded by the Compensation Committee are intended to be competitive with the market while rewarding executive officers for meeting qualitative goals, including delivering near-term financial and operating results, developing long-term growth prospects, improving the efficiency and effectiveness of business operations and building a culture of teamwork focused on creating long-term shareholder value. Consistent with the flexible nature of the annual bonus program, the Compensation Committee does not assign any specific weight to any particular performance goal. The Board can exercise discretion to award compensation absent attainment of a pre-determined performance goal, or to reduce or increase the size of a bonus award. To date, the Board has not exercised its discretion to award a bonus absent attainment of applicable performance goals. The Compensation Committee considers not only the Company’s performance during the year with respect to the qualitative goals, but also with respect to market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances. In sum, the Compensation Committee analyzes the total mix of available information on a qualitative, rather than quantitative, basis in making bonus determinations. Target bonuses for Named Executive Officers may be exceeded if an executive officer is instrumental in the achievement of favourable milestones in addition to pre-determined objectives, and in circumstances where an executive’s individual commitment and performance is exceptional.

Long-Term Incentives: The allocation of stock options and RSUs, and the terms thereof, are integral components of the compensation package of the executive officers of the Company. The Company’s Option Plan and RSU Plan are in place for the purpose of providing equity-based compensation to its officers, employees and consultants. The Compensation Committee believes that the grant of options and RSUs to the executive officers serve to motivate achievement of the Company’s long-term strategic objectives and the result will benefit all shareholders of the Company. Stock options and RSUs are awarded to employees of the Company (including the directors and Named Executive Officers) by the Board based in part upon the recommendation of the Compensation Committee, which bases its recommendations in part upon recommendations of the Chief Executive Officer relative to the level of responsibility and contribution of the individuals toward the Company’s goals and objectives.

To date, stock options granted to Named Executive Officers generally vest in tranches of one-third at the time of grant (subject to any applicable probationary period) and one-third on each of the first and second anniversary date of grant. The Compensation Committee exercises its discretion to adjust the number of stock options and RSUs awarded based upon its assessment of individual and corporate performance and the anticipated future hiring requirements of the Company. Also, the Compensation Committee considers the overall number of stock options and RSUs that are outstanding relative to the number of outstanding Shares of the Company and the overall number of stock options and RSUs held by each individual optionee relative to the number of stock options and RSUs that are available under the Option Plan and RSU Plan in determining whether to make any new grants of stock options and RSUs and the size of such grants. The granting of specific options and share units to Named Executive Officers are generally reviewed by the Compensation Committee for recommendation to the Board for final approval. To date, the Compensation Committee has not recommended the grant of any RSUs to Named Executive Officers or directors of the Company.

Performance Analysis

The following graph compares the yearly change in the cumulative total shareholder return for the Company’s five most recently completed financial years, assuming an investment of C$100 was made on January 1, 2020 in the Shares, with the cumulative total return of the S&P/TSX Composite Index for the comparable period.

The trend in the Company’s share price shown in the above graph corresponds approximately to the Company’s compensation to its Named Executive Officers during the same periods.

The Compensation Committee reviews and recommends to the Board the remuneration of the Company’s Named Executive Officers. The Compensation Committee’s recommendations are based on a number of factors, including the Company’s performance as measured by the advancement of business objectives, which performance is not necessarily reflected in the trading price of the Shares on the Toronto Stock Exchange (the “TSX”). See “Compensation Discussion and Analysis” above. The trading price of the Shares on the TSX is subject to fluctuation based on a number of factors, many of which are outside the control of the Company. These include, but are not limited to, fluctuations and volatility in commodity prices for crude oil, natural gas and natural gas liquids, fluctuations and volatility in foreign exchange rates, global economic conditions, changes in government, environmental policies, legislation and royalty regimes, and other factors, some of which are disclosed and discussed under the heading “Principal Business Risks” in the Company’s most recently filed annual and interim Management’s Discussion and Analysis and under the heading “Risk Factors” in the most recently filed Annual Information Form of the Company, all of which are available for viewing under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Compensation Governance

The Company’s executive compensation program is administered by the Compensation Committee, which is currently comprised solely of independent directors. The current members of the Compensation Committee are Evan S. Templeton, David Neuhauser and Leslie O’Connor. Each member of the Compensation Committee is independent, as defined by applicable securities legislation, and is experienced in dealing with compensation matters by virtue of having previously held senior executive or similar positions requiring such individuals to be directly involved in establishing compensation philosophy and policies and in determining overall compensation of executives.

As part of its mandate, the Compensation Committee reviews and recommends to the Board the remuneration of the Company’s senior executive officers. The Compensation Committee is also responsible for reviewing the Company’s compensation policies and guidelines generally. During 2024, the Compensation Committee held three (3) formal meetings and several informal meetings to address compensation matters including matters relating to hiring decisions and option awards.

The Compensation Committee has a written mandate that sets out the Compensation Committee’s structure, operations, and responsibilities. Among other things, the mandate requires the Board to appoint to the Compensation Committee three or more directors who meet the independence and experience requirements of applicable securities laws and stock exchange policies, as determined by the Board. The chair of the Compensation Committee may be designated by the Board or, if it does not do so, the members of the Compensation Committee may elect a chair by majority vote. Decisions at Committee meetings are decided by a majority of votes cast. The mandate also grants the Compensation Committee access to officers, employees and information of the Company and the authority to engage independent counsel and advisors as it deems necessary to perform its duties and responsibilities. The mandate of the Compensation Committee is described under “Corporate Governance Practices - Compensation of Directors and the Chief Executive Officer”.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 Statement of Executive Compensation) sets forth all annual and long-term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company in respect of the following individuals (each, a “Named Executive Officer” or “NEO”):

(a)	each individual who acted as CEO or CFO for all or any portion of the most recently completed financial year,

(b)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), whose total compensation was, individually, more than $150,000 for the most recently completed financial year, and

(c)	any individual who would have satisfied these criteria but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share Based Awards(1) ($)	Option- Based Awards (2)(3) ($)	Annual Incentive Plans(4) ($)	Long-Term Incentive Plans ($)	Pension Value ($)	All Other Comp- ensation(5) ($)	Total Comp- ensation ($)
Wolf Regener(5)	2024	440,000	1,445,000	Nil	414,200	Nil	Nil	Nil	2,299,200
President and	2023	440,000	221,000	333,100	268,600	Nil	Nil	Nil	1,262,700
Chief Executive Officer	2022	346,500	167,600	327,000	350,000	Nil	Nil	Nil	1,191,100
Gary Johnson	2024	315,000	662,000	Nil	222,400	Nil	Nil	Nil	1,199,400
Chief Financial Officer and	2023	315,000	87,100	130,200	144,700	Nil	Nil	Nil	677,000
Vice President	2022	273,700	68,400	141,700	185,000	Nil	Nil	Nil	668,800

(1)	Represents RSUs, with each RSU entitling the holder to acquire one Share when vested. The value of share-based awards was determined using the Share price on the date of grant which is reported in Canadian dollars. All amounts above are in US$, calculated using the currency rates in effect on the date of grant. The RSUs were earned in the year noted but granted in the following year .

Wolf Regener:	In April 2023, Mr. Regener was granted 41,900 RSUs at $4.00. In May 2024, Mr. Regener was granted 70,970 RSUs at $3.08. In February 2025, Mr. Regener was granted 173,677 RSUs at $8.26.

Gary Johnson:	In April 2023, Mr. Johnson was granted 17,100 RSUs at $4.00. In May 2024, Mr. Johnson was granted 27,740 RSUs at $3.08. In February 2025, Mr. Johnson was granted 79,567 RSUs at $8.26.

(2)	Represents options to purchase Shares of the Company, with each option upon exercise entitling the holder to acquire one Share. The grant date fair value has been calculated in accordance with Section 3870 of the CICA Handbook. The value of option-based awards was determined using the Black-Scholes option pricing model. These options were granted, and the Company’s Share trading price is reported in, Canadian dollars. All amounts above are in US$, calculated using the currency rates in effect on the date of grant.

Wolf Regener:	Mr. Regener was granted option awards in April 2023 and May 2024. The options were earned in the year noted but granted in the following year. The value of the April 2023 option-based awards, using the Black-Scholes option pricing model, was 67,700 Shares at C$5.00. The options were granted at an exercise price of C$5.23. Key additional weighted average assumptions used were: (i) the risk free interest rate, which was 2.89%; (ii) current time to expiration of the option which was assumed to be 10 years; and (iii) the volatility for the Shares on the TSX, which was 110%. The value of the May 2024 option-based awards, using the Black-Scholes option pricing model, was 130,950 Shares at C$3.43. The options were granted at an exercise price of C$4.20. Key additional weighted average assumptions used were: (i) the risk free interest rate, which was 3.68%; (ii) current time to expiration of the option which was assumed to be 10 years; and (iii) the volatility for the Shares on the TSX, which was 77%.

Gary Johnson:	Mr. Johnson was granted option awards in April 2023 and May 2024. The options were earned in the previous year from when they were granted. The value of the April 2023 option-based awards, using the Black-Scholes option pricing model, was 27,600 Shares at C$5.00. The options were granted at an exercise price of C$5.23. Key additional weighted average assumptions used were: (i) the risk free interest rate, which was 2.89%; (ii) current time to expiration of the option which was assumed to be 10 years; and (iii) the volatility for the Shares on the TSX, which was 110%. The value of the May 2024 option-based awards, using the Black-Scholes option pricing model, was 51,190 Shares at C$3.43. The options were granted at an exercise price of C$4.20. Key additional weighted average assumptions used were: (i) the risk free interest rate, which was 3.68%; (ii) current time to expiration of the option which was assumed to be 10 years; and (iii) the volatility for the Shares on the TSX, which was 77%.

(3)	The actual value of the options granted to the Named Executive Officers will be determined based on the market price of the Shares at the time of exercise of such options, which may be greater or less than grant date fair value reflected in the table above. See “Outstanding Share-Based and Option-Based Awards - Named Executive Officers”.

(4)	Annual Incentive Plan amounts represent discretionary cash bonuses earned in the year noted but paid in the following year. See “Compensation Discussion and Analysis”.

(5)	“Nil” indicates perquisites and other personal benefits did not exceed C$50,000 or 10 percent of the total of the annual salary of the Named Executive Officer during the reporting period. “All Other Compensation” includes perquisites and other benefits including vehicle allowance, parking, life insurance premiums and club membership fees.

Outstanding Share-Based Awards and Option-Based Awards - Named Executive Officers

The following table sets forth information with respect to all outstanding stock options granted under the Option Plan and all outstanding RSUs under the RSU Plan to the Named Executive Officers, as at December 31, 2024.

	Option-Based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (US$(2)/C$)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$/C$)(3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$/C$)(3)	Market or payout value of vested share-based awards not paid out or distributed (s)
Wolf Regener	135,000	0.56/0.80	January 13, 2027	650,700/936,900	Nil	Nil	Nil
	67,700	3.63/5.23	April 12, 2033	118,500/169,900	Nil	Nil	Nil
	130,950	2.92/4.20	May 15, 2034	322,100/463,600	Nil	Nil	Nil
	Nil	Nil	Nil	Nil	98,904	532,100/765,500	Nil
Gary Johnson	70,000	0.56/0.80	January 13, 2027	337,400/485,800	Nil	Nil	Nil
	27,600	3.63/5.23	April 12, 2033	48,300/69,300	Nil	Nil	Nil
	51,190	2.92/4.20	May 15, 2034	125,900/181,200	Nil	Nil	Nil
	Nil	Nil	Nil	Nil	39,140	210,600/302,900	Nil

(1)	Options granted to Named Executive Officers are typically subject to vesting on the basis that one-third of the number granted vest on the date of grant, a further one-third vest on the first anniversary of the date of grant and the remaining third vest on the second anniversary of the date of grant.
(2)	These options were granted, and the Company’s Share trading price is reported, in Canadian dollars. On December 31, 2024, the last trading day of the financial year, the exchange rate as reported by the Bank of Canada was US$0.6950 = C$1.00.
(3)	Calculated based on the closing price of the Company’s Shares on the TSX of C$7.74 (US$5.38) on December 31, 2024, the last trading day of the financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of the value of awards under the Option Plan and the RSU Plan to the Named Executive Officers of the Company that vested during the period ending December 31, 2024 and bonuses awarded to Named Executive Officers, for the financial year ending December 31, 2024.

	Option-Based Awards - Value Vested During Year (1)(2)	Share-Based Awards - Value Vested During Year(3)	Non-Equity Incentive Plan Compensation- Value Earned During Year
Name	(US$/C$)	(US$/C$)	(US$)
Wolf Regener	133,100/178,200	46,300/63,700	414,200
Gary Johnson	69,000/92,400	18,900/26,000	222,400

(1)	This amount is the dollar value that would have been realized if the options held by such individual had been exercised on the vesting date(s). This amount is computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.
(2)	The actual value of the options granted will be determined based on the market price of the Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting reflected in the table above.

(3)	This amount is the dollar value realized computed by multiplying the number of Shares by the market value of the underlying shares on the vesting date.

Additional information regarding the significant terms of the Company’s Option Plan and the Company’s RSU Plan is provided under “Stock Option Plan” and “RSU Plan” below.

Pension Plan Benefits

The Company has not established a pension plan for the benefit of its executive officers that provides for payments or benefits at, following, or in connection with retirement.

Deferred Compensation Plans

The Company does not have any deferred compensation plans relating to a Named Executive Officer.

Compensation Recovery Policy

In November 2023, the Board approved the adoption of a compensation recovery policy (the “Compensation Recovery Policy”) that complies with Rule 10D-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related Listing Rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”). Under the Compensation Recovery Policy, if the Company restates its financial results due to its material non-compliance with financial reporting requirements under applicable securities laws, it must recover, form any current or former executive officers, certain incentive-based compensation that was received by such executive officers during the three years preceding the date that such restatement was determined to be required. The recoverable amount would be the amount of incentive-based compensation received in excess of the amount that would otherwise have been received had it been determined based on the restated financial measure.

Employment Agreements and Termination and Change of Control Benefits

Wolf Regener is employed by the Company as President and Chief Executive Officer. His base salary for 2024 was $440,000 per annum and his annual cash bonus that was paid in 2024 but earned in 2023 was $268,600. His employment contract provides for a severance payment upon termination of his employment either (a) without cause, or (b) on a “Change of Control”, being an event resulting in new persons possessing more than 50% of the voting power of the Company or any successor company, and where one of the following circumstances occurs within twenty-four (24) months of such event: (i) he is terminated without cause; (ii) his working location is transferred to a location more than fifty (50) miles from the Company’s current place of business in Newbury Park, California; (iii) he is demoted to a position of lesser seniority or authority; or (iv) his base salary is reduced to an annual amount at least 25% less than his base salary prior to the acquisition (together, the “triggering events”). Upon occurrence of either of these events, the Company will pay Mr. Regener a severance payment in the amount of twenty-four (24) months’ pay calculated on the basis of his base salary at the time of his termination, payable in accordance with the Company’s standard payroll schedule. The Company will also reimburse his health care premiums for twenty-four (24) months of medical benefits. In the event of the termination of his employment upon either of the above events, all stock options then held by him will immediately vest and will remain exercisable until the earlier of the expiry date of the said options and the date which is twenty-four (24) months immediately following the date upon which such notice of termination is delivered by the Company. Assuming a triggering event took place on December 31, 2024, the incremental payments, payables and benefits that Mr. Regener would be entitled to are $880,000 plus approximately $138,900 in benefits (amount of premiums and vacation pay). Mr. Regener would also be entitled to the amount of any bonus awarded but not then paid.

Gary Johnson is employed by the Company as Chief Financial Officer and Vice President. His base salary in 2024 was $315,000 per annum and his annual cash bonus that was paid in 2024 but earned in 2023 was $144,700. If Mr. Johnson’s employment agreement is terminated without cause or upon a Change of Control (which is defined, in this instance, as an event in which a person or group acquires more than 50% of the Company’s outstanding capital stock, the sale of all or substantially all of the assets of the Company, or the removal of more than 50% of the then incumbent directors of the Company or the election of a majority of members of the board who were not nominees of the Company’s incumbent board at the time immediately preceding such election, and where one of the following occurs within twelve (12) months of such event: (i) his working location is transferred to a location more than fifty (50) miles from the Company’s current place of business in Newbury Park, California; (ii) there is a material diminution in his authorities, duties or responsibilities; or (iii) his gross base salary is reduced by at least 10%) his employment contract entitles him, in addition to his final pay and benefits and accrued paid time off through the last date of employment, to the following payments upon termination: a severance payment of twelve (12) months’ pay calculated on the basis of his base salary at the time of his termination, payable in accordance with the Company’s standard payroll schedule and reimbursement for group health coverage for twelve (12) months. In addition, under the Company’s stock option plan, in the event of Change of Control all stock options then held will immediately vest and, in the event of a termination without cause, all stock options will remain exercisable until the earlier of the expiry date and the date which is ninety (90) days immediately following the date upon which such notice of termination is delivered by the Company. Assuming a termination without cause or a Change of Control took place on December 31, 2023, the incremental payments, payables and benefits that Mr. Johnson would be entitled to as at such date is $315,000 plus approximately $82,200 in benefits (vacation pay and medical benefits). Mr. Johnson would also be entitled to any bonus awarded and not then paid.

The Company’s Option Plan agreements, including those agreements with the Named Executive Officers, contain a provision that if a Change of Control occurs, all option shares subject to outstanding options will become vested, whereupon such options may be exercised in whole or in part subject to the approval of the TSX, if necessary.

Compensation of Directors

For the financial year ended December 31, 2024, the directors received the following fees: (i) a US$45,000 annual board fee to be paid to the directors of the Company (effective June 2024), (ii) an additional US$15,000 fee for the Chair of the board of directors, and (iii) an additional US$10,000 for the Audit Committee Chair, US$7,500 for the Compensation Committee Chair and US$5,000 fee for the Chairs of the other committees of the board of directors, which is payable in four equal payments at the commencement of each fiscal quarter. No bonuses were paid by the Company to its directors for the year ended December 31, 2024.

The following table sets forth the compensation paid to the directors who are not also NEOs for the Company’s most recently completed financial year:

	Fees Earned(1)	Share- Based Awards(2)	Option- Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)	($)
David Neuhauser	$52,100	$67,000	Nil	Nil	Nil	Nil	$119,100
Leslie O’Connor	$55,000	$67,000	Nil	Nil	Nil	Nil	$122,000
Evan S. Templeton	$66,900	$67,000	Nil	Nil	Nil	Nil	$133,900
Douglas C. Urch	$51,300	$67,000	Nil	Nil	Nil	Nil	$118,300
Eric Brown (3)	$22,100	Nil	Nil	Nil	Nil	Nil	$22,100

(1)	All amounts above are in US$. Special Committee members are paid US$1,500 per month for the number of months that the Special Committee is active.

(2)	Represents RSUs, with each RSU entitling the holder to acquire one Share when vested. The value of share-based awards was determined using the Share price on the date of grant which is reported in Canadian dollars. All amounts above are in US$, calculated using the currency rates in effect on the date of grant. The RSUs were earned in the year noted but granted in the following year .

David Neuhauser:	In February 2025, Mr. Neuhauser was granted 8,112 RSUs at $8.26.

Leslie O’Connor:	In February 2025, Ms. O’Connor was granted 8,112 RSUs at $8.26.

Evan S. Templeton:	In February 2025, Mr. Templeton was granted 8,112 RSUs at $8.26.

Douglas C. Urch:	In February 2025, Mr. Urch was granted 8,112 RSUs at $8.26.

(3)	Eric Brown ceased to be a director on May 15, 2024.

The compensation of Mr. Regener, who is both a director and a Named Executive Officer, is disclosed in the sections above.

Outstanding Share-Based Awards and Option-Based Awards – Directors

The following table sets forth information with respect to all outstanding share-based and option-based awards to directors who are not Named Executive Officers as at December 31, 2024.

Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (US$(2)/C$)	Option Expiration Date	Value of Unexercised In-the-Money Options(3) (US$(2)/C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3) (US$/C$)	Market or payout value of vested share-based awards not paid out or distributed (s)
David Neuhauser	95,000	0.56/0.80	January 13, 2027	457,900/659,300	Nil	Nil	Nil
	Nil	Nil	Nil	Nil	22,377	120,400/173,200	Nil
Leslie O’Connor	75,000	0.56/0.80	January 13, 2027	361,500/520,500	Nil	Nil	Nil
	Nil	Nil	Nil	Nil	22,377	120,400/173,200	Nil
Evan S. Templeton	75,000	1.31/1.89	July 18, 2027	305,300/438,800	Nil	Nil	Nil
	Nil	Nil	Nil	Nil	22,377	120,400/173,200	Nil
Douglas C. Urch	75,000	4.20/6.04	October 24, 2033	88,500/127,500	Nil	Nil	Nil
	Nil	Nil	Nil	Nil	14,520	78,100/112,400	Nil

(1)	Options granted to directors are typically subject to vesting on the basis that one-third of the number granted vest on the date of grant, a further one-third vest on the first anniversary of the date of grant and the remaining third vest on the second anniversary of the date of grant.

(2)	These options were granted, and the Company’s Share trading price is reported, in Canadian dollars. On December 31, 2024, the last trading day of the financial year, the exchange rate as reported by the Bank of Canada was US$0.6950 = C$1.00.

(3)	Calculated based on the closing price of the Company’s Shares of C$7.74 (US$5.38) on December 31, 2024, the last trading day of the financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of the value of awards under the Option Plan and the RSU Plan to directors that vested during the period ending December 31, 2024 and bonuses awarded to directors, for the financial year ending December 31, 2024.

Non-Equity Incentive Plan
	Option-Based Awards -	Share-Based Awards -	Compensation-
	Value Vested During Year(1)(2)	Value Vested During Year(3)	Value Earned During Year
Name	(US$/C$)	(US$/C$)	(US$/C$)
David Neuhauser	93,700/125,400	13,500/18,500	Nil/Nil
Leslie O’Connor	74,000/99,000	13,500/18,500	Nil/Nil
Evan S. Templeton	52,300/71,800	13,500/18,500	Nil/Nil
Douglas C. Urch	Nil/Nil	Nil/Nil	Nil/Nil
Eric Brown (4)	74,000/99,000	13,500/18,500	Nil/Nil

(1)	This amount is the dollar value that would have been realized if the options held by such individual had been exercised on the vesting date(s). This amount is computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)	The actual value of the options granted to the director will be determined based on the market price of the Shares at the time of exercise of such options, which may be greater or less than the value at the date of vesting reflected in the table above.

(3)	This amount is the dollar value realized computed by multiplying the number of Shares by the market value of the underlying shares on the vesting date.

(4)	Eric Brown ceased to be a director on May 15, 2024.

Stock Ownership Policy

In June 2023, the Board, on the recommendation of the Compensation Committee, approved a stock ownership policy (the “Stock Ownership Policy”) which applies to any non-executive director of the Company. The Stock Ownership Policy states that the non-executive directors should own Shares which have a fair market value equal to three (3) times the annual cash retainer paid to such director in their capacity as a member of the Board.

The following may be used in determining Share ownership: (i) Shares beneficially owned, or controlled or directed, directly or indirectly (including through open market purchases or acquired and held upon vesting of the Company equity awards); (ii) Shares owned jointly or separately by the individual’s spouse; (iii) Shares held in trust for the benefit of the individual, the individual’s spouse and/or children; and (iv) RSUs, whether vested or not vested. Unexercised stock options, whether vested or not vested, do not count towards Share ownership under the Stock Ownership Policy.

The Stock Ownership Policy is expected to be satisfied by each non-executive director within five (5) years after such non-executive director becoming subject to the Stock Ownership Policy.

The Compensation Committee has the discretion to enforce the Stock Ownership Policy on a case-by-case basis. The Compensation Committee will evaluate whether exceptions from the Stock Ownership Policy should be made in the case of any Director who, due to his or her unique financial circumstances, would incur a hardship by complying with the Stock Ownership Policy.

The following table outlines the Share ownership of each of the directors covered by the Stock Ownership Policy as of December 31, 2024:

Name	Equity Ownership as December 31, 2024		Total Equity(1)	Share Ownership Requirement	Meets Share Ownership	Date to Meet Requirements
	Shares	RSUs	(US$)	(US$)	Guidelines	By
David Neuhauser	5,963,881	22,377	$32,206,100	$135,000	Yes	June 6, 2028
Leslie O’Connor	7,787	22,377	$162,300	$135,000	Yes	June 6, 2028
Evan S. Templeton	15,915	22,377	$206,000	$135,000	Yes	June 6, 2028
Douglas C. Urch	12,000	14,520	$142,700	$135,000	Yes	October 18, 2028

(1)	Calculated based on the closing price of the Company’s Shares of C$7.74 (US$5.38) on December 31, 2024, the last trading day of the financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the matters described under “Particulars Of Other Matters To Be Acted Upon” in this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of the Company is not aware of any material interest, direct or indirect, of any director or officer of the Company, any person or company who beneficially owns, controls or directs, directly or indirectly, more than 10 percent of the Company’s voting securities, or any associate or affiliate of such person in any transaction since January 1, 2024 or in any proposed transaction which in either case has materially affected or will materially affect the Company or its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company at any time since the start of the Company’s most recent completed financial year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time since the beginning of the year ended December 31, 2024 has there been any indebtedness of any director or officer, or any associate of any such director or officer, to the Company or to any other entity which is, or at any time has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information, as at the end of the most recently completed financial year, with respect to the Company’s compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of Shares to be issued upon exercise of outstanding options, warrants or rights (a)(1)	Weighted-average exercise price of outstanding options, warrants or rights (b) (US$)	Number of Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2) (c)
Equity compensation plans approved by security holders	1,306,049	2.04	2,239,982
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,306,049	2.04	2,239,982

(1)	Incentive stock options and RSUs are the only compensation arrangement in respect of which equity securities of the Company are currently authorized for issuance. As of December 31, 2024, there were no incentive warrants outstanding.

(2)	Represents the number of Shares remaining available for future issuance under stock options available for grant as of December 31, 2024 under the Option Plan. The maximum number of Shares which may be issued pursuant to options granted under the Option Plan as at December 31, 2024 was 10% of the issued and outstanding Shares at the time of grant, but was reduced to 8% on March 17, 2025 (see “Stock Option Plan” below). Any awards granted under the RSU Plan or any other equity compensation arrangements of the Company will reduce the number of Shares remaining available for future issuance under the Option Plan.

STOCK OPTION PLAN

The Company’s Option Plan was adopted in 2008 and approved by the shareholders on May 27, 2009. The Option Plan governs the issuance of stock options to directors, officers, employees, management company employees (as defined in the Option Plan), and consultants and service providers of the Company and its subsidiaries that are retained by the Company and its subsidiaries, (the “Eligible Participants”). The purpose of the Plan is to give to Eligible Participants, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to ten (10) years as determined by the board of directors of the Company, to buy shares of the Company at a price not less than the market price at the time of grant.

On May 15, 2019, the directors approved amendments to facilitate the administration of the Option Plan, including cashless exercise of options and to comply with certain United States state laws. The amendments to the Option Plan did not prejudice the rights of any optionee and did not fall within any of the specified types of amendments that would require shareholder approval under the terms of the Option Plan or the policies of the TSX.

On November 30, 2023 the directors approved amendments to the Option Plan in connection with the adoption of the Compensation Recovery Policy. The Company received consent to the amendments from the optionees whose rights may have been prejudiced by such amendment. The amendments did not fall within any of the specified types of amendments that would require shareholder approval under the terms of the Option Plan or the policies of the TSX.

On March 17, 2025, in connection with the amendments to the 2022 RSU Plan (see “RSU Plan” below), the directors approved amendments to the Option Plan. The amendments include (i) reducing the maximum number of Shares reserved for issuance pursuant to the Option Plan and all of the Company’s other previously established or proposed share compensation arrangements from an aggregate of 10% to 8%, and (ii) certain changes to reflect that Shares issuable upon the exercise of Options will not be subject to a restrictive legend under US securities laws if issued in a transaction registered under applicable US federal and state securities laws. These amendments do not fall within any of the specified types of amendments that would require shareholder approval under the terms of the Option Plan or the policies of the TSX.

Also on March 17, 2025, in connection with the amendments to the 2022 RSU Plan (see “RSU Plan” below), the directors approved an amendment to increase the maximum non-employee director participation across all equity compensation plans each year from C$100,000 to C$150,000 per non-employee director, of which no more than C$100,000 may comprise stock options, provided that this limitation will not apply in respect of an initial grant of equity compensation to newly appointed directors. This amendment falls within the specified types of amendments that require shareholder approval under the terms of the Option Plan. Accordingly, at the Meeting, the Company’s shareholders will be asked to approve this amendment to the Option Plan (the “March 2025 Option Plan Amendment”).

The maximum number of Shares reserved for issuance pursuant to the Option Plan and all of the Company’s other previously established or proposed share compensation arrangements is 8% of the Company’s issued Shares from time to time. As at the Record Date, 8% of the issued and outstanding Shares is 2,838,944.

Any unallocated entitlements under the Option Plan must be approved and ratified by shareholders every three years. The next date by which unallocated entitlements under the Option Plan require such approval is July 13, 2026.

As at the Record Date, there are 1,033,424 Options issued and outstanding.

The following is a summary of certain features of the Option Plan, which is in force on the date of this Information Circular, as amended by the March 2025 Option Plan Amendment:

(a)	the number of Shares reserved for issuance under the Option Plan and all of the Company’s other previously established or proposed share compensation arrangements in aggregate shall not exceed 8% of the total number of issued and outstanding Shares at the grant date on a non-diluted basis;

(b)	the number of Shares issuable to Insiders at any time under all security-based compensation arrangements shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis;

(c)	the number of Shares issued to Insiders as a group within a one-year period under all security-based compensation arrangements shall not exceed 10% of the total number of issued and outstanding Shares as at the end of such one year period; and

(d)	the maximum non-employee director participation under all equity compensation plans is limited to an annual equity award value of C$150,000 per non-employee director, of which no more than C$100,000 may comprise stock options, provided that this limitation will not apply in respect of an initial grant of any equity compensation to newly appointed directors.

The exercise price of each stock option is determined by the Board at the time of granting the stock option, provided that the exercise price of stock options granted pursuant to the Option Plan cannot be lower than the last closing price of the Shares on the TSX at the time of grant.

Pursuant to the terms of the Option Plan, the Board has the discretion to determine the term and vesting provisions of the stock options at the time of granting the stock options. Options granted to date typically vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant.

The Option Plan does not contain provisions allowing for the transformation of a stock option into a stock appreciation right.

If any options issued under the Option Plan are not exercised within their term, the Shares reserved and authorized for issuance pursuant to such stock options will again be available for issuance under the Option Plan.

Although the maximum term of options granted under the Option Plan is ten years, options granted to date generally have a five-year term. The expiry date of an option is the later of the specified expiry date and, where a blackout period is imposed by the Company and the specified expiry date falls within the blackout period or within 5 trading days after such a blackout period, the date that is 10 trading days following the end of the blackout period.

Options are non-transferable and non-assignable. All options held by an Eligible Participant whose office or employment is terminated for cause cease to be exercisable on the date of such termination, whether vested or not.

If an optionee ceases to be an Eligible Participant other than for cause or as a result of death or disability, options held by such optionee that have vested remain exercisable for a period of not more than 90 days after the optionee ceases to be an Eligible Participant (30 days if the optionee is engaged in investor relations activities), unless a longer period is provided pursuant to the terms of the optionee’s employment agreement with the Company. In the event of the optionee’s death or disability, for a period of 365 days subject, in each case, to the option expiry date, if earlier. For greater certainty, options that have not vested at the time an optionee ceases to be an Eligible Participant shall not vest and will be cancelled.

Upon a change of control (as defined in the Option Plan) all Shares subject to stock options shall immediately become vested and may thereupon be exercisable in whole or in part by the option holder. The Board has the power to accelerate the expiry date of outstanding stock options in connection with a take-over bid.

The Option Plan contains a cashless exercise feature whereby the exercise price of options may, at a participant’s election, be advanced by an independent brokerage firm. The advance is deducted from the proceeds of sale of the Shares issued on exercise, and the remaining proceeds are paid to the participant.

The Option Plan permits the directors to amend, modify and change the provisions of an option or the Option Plan without obtaining approval of shareholders in certain circumstances. The amendment provisions of the Option Plan are as follows:

(a)	the Board may, at any time and from time to time, amend, suspend or terminate the Option Plan and securities granted thereunder without shareholder approval, provided that no such amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or the consent or deemed consent of an optionee where such amendment, suspension or termination materially prejudices the rights of that optionee.

(b)	notwithstanding the foregoing, the Board may not, without the approval of the shareholders of the Company, make amendments to the Option Plan for any of the following purposes:

(i)	to increase the maximum percentage of Shares that may be issued pursuant to options granted under the Option Plan as set out in the Option Plan;

(ii)	to reduce the exercise price of options;

(iii)	to extend the expiry date of options;

(iv)	to increase the non-employee director participation limit outlined above;

(v)	to permit options to be transferable or assignable other than for normal estate settlement purposes; and

(vi)	to amend the provisions of this subsection (b).

(c)	in addition to changes that may be made pursuant to the Option Plan in connection with a share reorganization, special distribution or corporate organization, the Board may, at any time and from time to time, without the approval of the shareholders of the Company, amend any term of any outstanding option (including, without limitation, the exercise price, vesting and expiry of the option), provided that:

(i)	any required approval of any regulatory authority or stock exchange is obtained;

(ii)	if the amendments would reduce the exercise price or extend the expiry date of options, approval of the shareholders of the Company must be obtained;

(iii)	the Board would have had the authority to initially grant the option under the terms so amended; and

(iv)	the consent or deemed consent of the optionee is obtained if the amendment would materially prejudice the rights of the optionee under the option.

The Option Plan provides for adjustment, subject to approval of the stock exchange on which the Shares are then listed, of the number of option Shares and/or the exercise price in the event of a Share Reorganization or a Special Distribution (each as defined in the Option Plan). In the case of a Corporate Reorganization (as defined in the Option Plan), an optionee will become entitled to purchase the kind and amount of shares or other securities or property that the optionee would have been entitled to receive had he held the Shares underlying the Options on the effective date of the reorganization, with appropriate adjustments.

Burn Rate

The Option Plan burn rate for each of the three most recently completed fiscal years is set out below:

Year End	Options Granted	WASO	Burn Rate(1)
2024	293,190	35,660,300	0.9%
2023	281,800	35,623,000	0.8%
2022	634,500	35,610,050	1.8%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the plan by the weighted average number of Shares outstanding for the applicable fiscal year.

This summary of certain features of the Option Plan, as amended by the March 2025 Option Plan Amendment, is subject to and qualified in its entirety by reference to the full text of the Option Plan, which is available for viewing on the Company’s website at www.kolibrienergy.com. The Option Plan will also be available for inspection by shareholders during normal business hours prior to the date of the Meeting at the Company’s records office at 15th Floor, 1111 West Hastings St., Vancouver, British Columbia, and can also be requested by contacting the Chief Financial Officer of the Company at 925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320, tel: (805) 484-3613.

RSU PLAN

The Company’s existing RSU Plan was adopted in 2022 (the “2022 RSU Plan”) and has a ten-year term which expires in July 2032.

The directors approved amendments to the 2022 RSU Plan on November 30, 2023 in connection with the adoption of the Compensation Recovery Policy. The Company received consent to the amendments from the Designated Participants (defined below) whose rights may have been prejudiced by such amendment. The amendments do not fall within any of the specified types of amendments that would require shareholder approval under the terms of the 2022 RSU Plan or the policies of the TSX.

On March 17, 2025 the directors approved amendments to the 2022 RSU Plan to:

(i)	change the number of Shares reserved for issuance under the RSU Plan by:

a.	removing the limitation on the number of Shares which may be made subject to issuance under RSUs granted under the RSU Plan from time to time of 1.5% of the number of issued and outstanding Shares from time to time; and

b.	setting an aggregate limit on the number of Shares reserved for issuance under the RSU Plan and all of the Company’s other previously established or proposed share compensation arrangements equal to 8% of the number of issued and outstanding Shares from time to time, calculated on a non-diluted basis; and

(ii)	increase the maximum non-employee director participation across all equity compensation plans each year from C$100,000 to C$150,000 per non-employee director, of which no more than C$100,000 may comprise stock options, provided that this limitation will not apply in respect of an initial grant of equity compensation to newly appointed directors

(collectively, the “March 2025 RSU Plan Amendments”).

The March 2025 RSU Plan Amendments fall within the specified types of amendments that require shareholder approval under the terms of the 2022 RSU Plan and the policies of the TSX. Accordingly, at the Meeting, the Company’s shareholders will be asked to approve an amended Restricted Share Unit Plan (the “Amended RSU Plan” and, together with the 2022 RSU Plan, the “RSU Plans”) that will replace the 2022 RSU Plan.

The March 2025 RSU Plan Amendments reflect the shift in compensation practices of the Company’s US peers towards RSUs and are more beneficial to the Company from a tax perspective as the Company has US employees. The increase in the non-employee director participation limit conforms with current ISS Proxy Voting Guidelines for TSX Listed Companies.

The Amended RSU Plan enables the Company to grant RSUs to directors, officers and employees of the Company or any subsidiary thereof. The Amended RSU Plan is intended to provide for alignment of interests between directors, executive officers and employees of the Company and its affiliates (for the purposes of this section, “Designated Participants”) and shareholders of the Company, and to provide a compensation mechanism for Designated Participants that appropriately reflects the responsibility, commitment and risk accompanying their roles. The Amended RSU Plan is also intended to assist the Company to attract, retain and motivate Designated Participants with experience and ability, and to allow Designated Participants to participate in the success of the Company.

As at the Record Date, there are 517,817 RSUs issued and outstanding.

Any unallocated entitlements under the Amended RSU Plan must be approved and ratified by shareholders every three years. If the Amended RSU Plan is approved at the Meeting, the next date by which such approval is required is April 22, 2028.

No RSUs will be granted pursuant to the Amended RSU Plan unless and until the Amended RSU Plan is approved by the Company’s shareholders.

The following is a summary of certain features of both the 2022 RSU Plan, which is in force on the date of this Information Circular, and the Amended RSU Plan which will replace the 2022 RSU Plan if it is approved at the Meeting by the Company’s shareholders (with each reference to the “RSU Plan” referring to both the 2022 RSU Plan and the Amended RSU Plan):

Awarding RSUs

●	The Board has authority to administer and interpret the RSU Plan.

●	RSUs may be granted to such Designated Participants as may be determined by the Board in its sole discretion with effect from such dates as the Board may specify. As at the date of this Circular, no RSUs have been granted under the RSU Plan.

●	Whenever a dividend is paid on the Shares, additional RSUs (“dividend equivalent RSUs”) will be credited to a Designated Participant’s RSU account. The number of such additional RSUs to be so credited will be calculated by dividing the dividend that would have been paid to such Designated Participant if the RSUs recorded in the Designated Participant’s RSU account as at the record date for the dividend had been Shares, whether or not vested, by the five-day volume-weighted average price of the shares on TSX (the “Market Value”) on the Trading Day (as defined in the RSU Plan) immediately preceding the date on which the Shares began to trade on an ex-dividend basis, rounded down to the next whole number of RSUs.

●	The Shares which may be made subject to issuance under RSUs from time to time may not exceed 8% of the number of outstanding Shares from time to time calculated on a non-diluted basis, and Shares reserved for issuance pursuant to granted RSUs will reduce the number of Shares that may be made subject to Options under the Option Plan.

●	The maximum number of Shares issuable to insiders, at any time, pursuant to the RSU Plan, together with all of the Company’s other security-based compensation arrangements, is 10% of the Company’s issued and outstanding Shares calculated on a non-diluted basis; and

●	The maximum number of Shares issued to insiders within any one-year period pursuant to the RSU Plan, together with all of the Company’s other security based compensation arrangements, is 10% of the Company’s issued and outstanding Shares calculated on a non-diluted basis; and

●	The maximum non-employee director participation under all equity compensation plans is limited to an annual equity award value of C$150,000 per non-employee director, of which no more than C$100,000 may comprise stock options, provided that this limitation will not apply in respect of an initial grant of equity compensation to newly appointed directors.

Termination of Employment

●	If the Designated Participant’s employment ceases because of termination for cause or because of the resignation of the Designated Participant other than for good reason, all RSUs (and any dividend equivalent RSUs credited in respect thereof), whether or not vested, shall immediately expire and the Designated Participant shall have no further rights respecting such RSUs (and dividend equivalent RSUs); and

●	If a Designated Participant’s RSUs have not vested and the Designated Participant’s employment ceases because of termination without cause or resignation for good reason, a pro-rata portion of the Designated Participant’s RSUs (and any dividend equivalent RSUs credited in respect thereof) that are scheduled to vest on the next scheduled vesting date set forth in the grant notice shall vest, based on the number of days since the grant date to the date of such termination or resignation in relation to the total number of days from the grant date to such vesting date.

Transferability

●	Rights with respect to RSUs shall not be transferable or assignable other than by will or the laws of descent and distribution.

Vesting

●	RSUs granted to a Designated Participant shall vest, as to one-third (1/3) of the number of such RSUs, on each of the first, second and third anniversaries of the Grant Date, unless otherwise directed by the Board, and dividend equivalent RSUs received by a Designated Participant shall vest with the RSUs in respect of which they were credited to the Designated Participant’s RSU account.

●	Dividend equivalent RSUs received by a Designated Participant shall vest with the RSUs in respect of which they were credited to the Designated Participant’s RSU account.

●	If a Designated Participant dies, retires, suffers a disability, is terminated without cause or resigns for good reason prior to the vesting of the RSUs granted to the Designated Participant, the Board may determine, in its sole discretion, whether or not any or all of the RSUs and any dividend equivalent RSUs in respect of such RSUs, shall otherwise be considered to have vested, and the date on which the Board determines that some or all of the Designated Participant’s RSUs have vested shall be considered to be the vesting date for such RSUs that have so vested. If the Board does not so determine:

○	in the case of death, retirement or disability, a pro-rata portion of the Designated Participant’s RSUs (and any dividend equivalent RSUs credited in respect thereof) that are scheduled to vest on the next scheduled vesting date for such RSUs shall vest, based on the number of days since the grant date to the date of death, retirement or disability in relation to the total number of days from the grant date to such vesting date, and such RSUs shall be redeemed and certificates shall be issued to the Designated Participant or the Designated Participant’s beneficiary or estate on the next scheduled vesting date set forth in the grant notice; and

○	in the case of termination without cause or resignation for good reason, a pro-rata portion of the Designated Participant’s RSUs (and any dividend equivalent RSUs credited in respect thereof) that are scheduled to vest on the next scheduled vesting date for such RSUs shall vest, based on the number of days since the grant date to the date of such termination or resignation in relation to the total number of days from the grant date to such vesting date, and such RSUs shall be redeemed and certificates shall be issued to the Designated Participant or the Designated Participant’s beneficiary or estate on the next scheduled vesting date set forth in the grant notice.

●	If a Designated Participant is terminated for cause or resigns without good reason, his or her RSUs will immediately expire as of the date of termination. The date of termination shall be the Designated Participant’s last day of active employment and shall not include any period of statutory, contractual or reasonable notice or any period of deemed employment.

Redemption

●	Shares issued pursuant to the RSU Plan shall be considered fully paid in consideration of past services performed for the Company that is no less in value than the fair equivalent of the money the Company would have received if the Shares had been issued for money.

●	Each RSU is redeemed for one Share on the date that is five business days after the date on which the RSU vests.

●	If a vested RSU would otherwise be redeemed during a self-imposed blackout period or within five business days after the date on which such blackout period ends, then, notwithstanding any other provision of the RSU Plan, the RSU shall instead be redeemed on the date which is 10 business days after the date on which the self-imposed blackout period ends.

Change of Control

●	If there is (a) an acquisition by any person or group of persons acting jointly or in concert which, when added to all other Shares held by such person or persons, constitutes in the aggregate more than 50% of the outstanding Shares, (b) the removal, by extraordinary resolution of the shareholders of the Company, of more than 50% of the then incumbent members of the Board, or the election of a majority of the directors comprising the Board who were not nominated by the Company’s incumbent Board at the time immediately preceding such election, (c) consummation of a sale of substantially all of the assets of the Company; or (d) the consummation of a reorganization, plan of arrangement, merger or other transaction which has substantially the same effect as (a) to (c), a “Change of Control” will have occurred for the purposes of the RSU Plan.

●	In the event of a Change of Control, should the acquirer, an affiliate thereof or the successor to the Company agree to assume all of the obligations of the Company under the RSU Plan and the Board determines that such assumption is consistent with the objectives of the RSU Plan, the RSU Plan and all outstanding awards will continue on the same terms and conditions, except that, if applicable, RSUs may be adjusted to a right to acquire shares of the acquirer or its affiliate. In the event the RSU Plan is so continued, the RSUs of Designated Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause shall immediately be deemed to vest and the Company shall, at its option, redeem such vested RSUs by issuing Shares or paying to such Designated Participant a cash amount equal to the Market Value of such vested RSUs as of the date of termination.

●	In the event of a Change of Control where the acquirer or an affiliate thereof or the successor to the Company does not agree to assume all of the obligations of the Company under the RSU Plan, or the Board determines that such assumption is not consistent with the objectives of the RSU Plan, all unvested RSUs held by each Designated Participant shall immediately be deemed to be vested and the Company shall, at its option, redeem all such vested RSUs by issuing Shares or paying to such Designated Participant a cash amount equal to the Market Value of such vested RSUs as of the Change of Control date.

Amendments

●	Subject to applicable law, including the rules and regulations of the TSX, and the restrictions described below, the Board may amend, suspend or terminate the RSU Plan at any time without shareholder notice or approval for any purpose which, in the opinion of the Board, may be expedient or desirable.

●	The Board shall not materially adversely alter or impair any rights of a Designated Participant or materially increase any obligations of a Designated Participant with respect to RSUs previously awarded without the consent of a Designated Participant.

●	The Board may approve amendments relating to the RSU Plan or alterations to the rights or obligations of a Designated Participant with respect to previously granted RSUs without obtaining shareholder approval, to the extent that such amendment:

○	is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements (including the TSX Rules);

○	is an amendment relating to administration of the RSU Plan and eligibility for participation under the RSU Plan;

○	changes the terms and conditions on which RSUs may be or have been granted pursuant to the RSU Plan, including change to the vesting provisions of the RSUs;

○	changes the termination provisions of a RSU or the RSU Plan; or

○	is an amendment of a “housekeeping nature”.

●	Shareholder approval will be required for the following amendments to the RSU Plan:

○	increasing the number of securities issuable under the RSU Plan;

○	making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders;

○	increasing the non-employee director participation limit;

○	amending the restriction on transferability of RSUs;

○	permitting awards other than RSUs to be made under the RSU Plan; and

○	deleting or reducing the amendments that require shareholders’ approval under the RSU Plan.

●	If the Board terminates or suspends the RSU Plan, no new RSUs (other than dividend equivalent RSUs) will be credited to the RSU account of a Designated Participant. On termination of the RSU Plan, the vesting of any and all RSUs not then vested will be accelerated and, on a date or dates selected by the Board in its discretion, payment in the form of Shares will be made to the Designated Participant in respect of RSUs.

The foregoing summary of certain features of the 2022 RSU Plan and the Amended RSU Plan is subject to and qualified in its entirety by the full text of the 2022 RSU Plan and the Amended RSU Plan, which will be available for inspection by shareholders during normal business hours prior to the date of the Meeting at the Company’s records office at 15th Floor, 1111 West Hastings St., Vancouver, British Columbia, and can also be requested by contacting the Chief Financial Officer of the Company at 925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320, tel: (805) 484-3613.

Burn Rate

The 2022 RSU Plan burn rate for each of the three most recently completed fiscal years is set out below:

Year End	RSUs Granted	WASO	Burn Rate(1)
2024	169,220	35,660,300	0.1%
2023	119,140	35,623,000	0.1%
2022	Nil	N/A	N/A

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the plan by the weighted average number of Shares outstanding for the applicable fiscal year.

CORPORATE GOVERNANCE PRACTICES

The Company is a “foreign private issuer” as defined under the Nasdaq Stock Market Rules. As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of the Nasdaq Stock Market Rules and may follow home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3) and the requirement to distribute annual and interim reports set forth in Rule 5250(d), subject to several important exceptions, including a requirement that the Company have an audit committee that satisfies Nasdaq Stock Market Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 10A-3(b)(1) under the Exchange Act. The Company has reviewed the Nasdaq corporate governance requirements and confirms that the Company is in compliance with the Nasdaq corporate governance standards in all significant respects.

A foreign private issuer that follows home country practices in lieu of certain provisions of the Nasdaq Stock Market Rules must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Company has disclosed on its website, www.kolibrienergy.com, each requirement of the Nasdaq Stock Market Rules that it does not follow and has described the home country practice followed in lieu of such requirements.

National Instrument 58-101 – Disclosure of Corporate Governance Practices, establishes recommended corporate governance guidelines for all public companies. The following discloses the Company’s corporate governance practices relative to the recommendations.

Independence of Members of Board

The Company’s Board currently consists of five (5) directors, four (4) of whom are independent based upon the tests for independence set forth in National Instrument 52-110 – Audit Committees (“NI 52-110”) and the Nasdaq Stock Market Rules. Therefore, a majority of the directors are independent, including the current chair of the Board, Mr. Templeton. Mr. Regener is not independent by virtue of holding the office of President and Chief Executive Officer of the Company. The Board holds in camera sessions at which non-independent directors and members of management are not in attendance during Board meetings as needed to facilitate open and candid discussion among its independent directors.

Board Diversity

The Company does not impose term limits on its directors. The Company believes term limits are an arbitrary mechanism for removing directors, and can result in highly qualified and experienced directors forced out solely based on the length of their service. Please see the section “Nomination of Directors” below for more detail.

The Company is committed to developing a diverse environment where individual differences are respected and diversity is promoted and valued. The Company believes that a diverse workforce enhances the Company’s effectiveness by leveraging access to a broad spectrum of experience, skills, and knowledge. The Company recognizes the benefits from creating and maintaining a diverse and inclusive culture within its workforce, including exposure to different perspectives. Therefore, while opportunities will be primarily based on performance, skill and merit, due consideration will be given to diversity in all aspects of employment of and engagement by an employee, officer or director of the Company, including selection, recruitment, hiring, promotion, compensation, termination, training and development. For clarity, “diversity” means any element or quality that can be used to differentiate groups and people from one another, including differences based on race, color, religion, gender and gender identity, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship or physical or mental disability, among others.

The Board currently includes one (1) woman, which represents 20% of the Company’s total Board members. The Company has not adopted a written policy in respect of the identification and nomination of women for Board or executive officer appointments, nor established targets regarding the representation of women on the Board or executive officer positions.

The following board diversity matrix provides the demographic composition of our Board as disclosed by its members:

Board Diversity Matrix (As of March 14, 2025)
Country of Principal Executive Offices:	United States
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law:	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	Nil
LGBTQ+	Nil
Did Not Disclose Demographic Background	Nil

Management Supervision by Board

Management reports upon the operations of the Company generally, on a monthly basis, directly to the Board. The directors meet at any time they consider necessary, and as the Chairman considers necessary without the presence of any members of management including executive directors. The Company’s auditors, legal counsel and employees may be invited to attend. The audit committee is composed entirely of independent directors who meet with the Company’s auditors without management in attendance. The independent directors exercise their responsibilities for independent oversight of management through regular reports of management to the full Board. The directors have regular and full access to management.

Participation of Directors in Other Reporting Issuers

Directors of the Company are also directors of other reporting issuers in Canada or foreign jurisdictions, as described in the table below.

Name of Director	Name of Reporting Entity
Wolf Regener	None
Leslie O’Connor	None
David Neuhauser	Jadestone Energy PLC, Amaroq Minerals Ltd.
Evan S. Templeton	None
Douglas C. Urch	None

Participation of Directors in Board Meetings

The participation of the directors in meetings of the Board and its standing meetings during the year ended December 31, 2024, is described in the following table:

Director	Board of Directors	Audit Committee (1)	Compensation Committee	Corporate Governance Committee	HS&E Committee (2)	Reserves Committee (3)
David Neuhauser	9/9	5/5	3/3	N/A	1/1	N/A
Leslie O’Connor	9/9	N/A	3/3	2/2	1/1	1/1
Wolf Regener	9/9	N/A	N/A	N/A	1/1	N/A
Evan S. Templeton	9/9	3/3	3/3	2/2	N/A	1/1
Douglas C. Urch	9/9	5/5	N/A	2/2	N/A	N/A
Eric Brown (1)	5/9	2/2	N/A	N/A	N/A	1/1

(1)	On May 15, 2024 Evan S. Templeton was appointed to serve as a member of the Audit Committee. As of May 15, 2024, Eric Brown ceased to be a director of the Company and no longer served as a member of the Audit Committee.

(2)	On May 15, 2024 David Neuhauser was appointed to serve as a member of the HS&E Committee. As of May 15, 2024, Eric Brown ceased to be a director of the Company and no longer served as a member of the HS&E Committee.

(3)	On May 15, 2024 Douglas C. Urch was appointed to serve as a member of the Reserves Committee. As of May 15, 2024, Eric Brown ceased to be a director of the Company and no longer served as a member of the Reserves Committee.

Board Mandate

The Board has adopted a Board Mandate entitled the “Board of Directors Terms of Reference”, the text of which is attached as Schedule “C” to this Information Circular.

Position Descriptions

The Board has adopted a position description for the Chair of the Board, which provides, among other things, that the Chair shall: oversee the discharge of the Board’s obligations; chair Board meetings; ensure that the Board works as a cohesive team with adequate resources and proper systems for delegation; ensure that matters for its consideration are addressed in a timely manner and are well documented; and communicate board decisions and expectations to management.

Specific position descriptions have not been adopted for the chairs of each of its committees as the Board is of the view that the mandates of the committees are sufficiently specific that no separate description is necessary for the chairs of such committees. The Board has developed a position description for the Chief Executive Officer.

Orientation and Continuing Education

While the Company does not have a formal orientation and training program, new Board members are provided with:

1.	access to recent, publicly filed documents of the Company;

2.	access to management;

3.	access to legal counsel in the event of any questions relating to the Company’s compliance and other obligations; and

4.	internal presentations prepared by Company personnel on matters relevant to the Company’s business and operations.

Board members are encouraged to communicate with management, legal counsel and, where applicable, auditors and technical consultants of the Company; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company’s records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board adopted a Code of Conduct (the “Code”) in 2009. The Code is available on SEDAR+ at www.sedarplus.ca. The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Corporate Governance Committee, which is currently composed entirely of independent directors. The current members of the Corporate Governance Committee are Leslie O’Connor, Evan S. Templeton and Douglas C. Urch. Compliance with the Code is monitored primarily through the reporting process within the Company’s organizational structure, including through the confidential Whistleblower Policy implemented and overseen by the Audit Committee.

It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material. The Code imposes a similar disclosure requirement on all non-director executive officers of the Company and requires such persons to report such conflict to the executive officer to whom that person reports in the course of his employment responsibilities, or, in the case of a senior executive officer, to the Corporate Governance Committee and fully inform such person or the committee, as applicable, of the facts and circumstances related to the conflict or potential conflict. The representative is prohibited from taking any further action in respect of the matter or transaction giving rise to such conflict or potential conflict unless and until he is authorized to do so by his reporting officer, or the Corporate Governance Committee.

Nomination of Directors

The Corporate Governance Committee has responsibility for identifying, reviewing the qualifications of, and recommending potential Board candidates. The Corporate Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the oil and gas industry are consulted for possible candidates. The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Corporate Governance Committee, which include considering what competencies and skills the Board, as a whole, should possess, the appropriate size of the Board in order to facilitate effective decision-making and assessing the same on a periodic basis, reviewing proposed shareholder nominees, and making recommendations to the Board regarding resignations of directors submitted pursuant to the Company’s Majority Voting Policy. The Corporate Governance Committee has the power to retain outside advisors as it considers necessary for the proper functioning of the committee, at the Company’s expense. The Corporate Governance Committee meets at least once annually and otherwise as requested by the Board or considered desirable by the chair of the committee.

Compensation of Directors and the Chief Executive Officer

The members of the Compensation Committee are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and the Nasdaq Stock Market Rules. The primary function of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation matters. In addition, the Compensation Committee reviews the compensation of directors and the overall compensation policies of the Company.

The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Compensation Committee, which include: reviewing and recommending for approval by the Board the Company’s key human resources policies and its executive compensation philosophy and remuneration policy; reviewing and approving the corporate goals and objectives relevant to the compensation of the CEO; evaluating the CEO’s performance in light of the previously established corporate goals and objectives; recommending to the Board the CEO’s compensation package based on its evaluation of the CEO’s performance; reviewing annually and recommending to the Board the annual compensation package and performance objectives of the other senior officers; reviewing the grants of options to purchase shares of the Company, at the request of the Board; reviewing the adequacy and form of the compensation of directors periodically to determine if the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly; and reviewing executive compensation disclosure of the Company prior to its public disclosure and report annually to the Company’s shareholders on executive compensation.

The Compensation Committee has the power to retain independent legal, accounting or other relevant advisors as it determines necessary to allow it to discharge its responsibilities, at the expense of the Company. The Compensation Committee meets at least once annually and otherwise as requested by the Board or considered desirable by the chair of the committee.

HS&E Committee

A majority of the current members of the HS&E Committee are independent within the meaning of NI 58-101 and the Nasdaq Stock Market Rules. The current members of the HS&E Committee are David Neuhauser, Wolf Regener and Leslie O’Connor. The committee is responsible for overseeing the development and implementation of policies and procedures for ensuring a safe, healthy work environment and sustainable development and that are consistent with the Company’s objectives, including the objectives of: focusing resources to achieve shareholder profitability in operations without neglecting its commitment to sustainable development; fostering employee commitment and accountability; the development and implementation of effective, realistic systems to minimize risks to health, safety and the environment; fostering open communication with employees, local stakeholders and governments regarding the Company’s plans, programs and performance; cooperation with government agencies, local communities, educational institutions and suppliers; and use of technologies that are designed to improve the safe, efficient use of resources, processes and materials. The committee has the authority to engage independent consultants to assist it in fulfilling its mandate.

Reserves Committee

The current members of the Reserves Committee are independent. The current members of the Reserves Committee are Leslie O’Connor, Evan S. Templeton and Douglas C. Urch. The purpose of the Reserves Committee is to assist the Board in fulfilling its responsibilities with respect to the Company’s oil, natural gas and natural gas liquids reserves and resource evaluation process and public disclosure of reserves data and other information as required under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The committee’s objectives include reviewing the Company’s procedures relating to proper disclosure of oil and gas activities; approving the appointment and/or replacement of the independent qualified reserves evaluator; meeting with management and the qualified reserves evaluator to review data; monitoring the performance of its independent engineering consultants; and recommending the content and filing of the Company’s annual statement of reserves data, and other relevant disclosure documents, to the Board for approval.

Assessments

A confidential review of the performance and effectiveness of the Board, the directors and its committees is conducted regularly and was conducted most recently in 2024, with the assistance of outside counsel. The assessment permits subjective evaluation and is designed to allow Board members to evaluate how well the Board, its committees and individual directors are operating and to make suggestions for improvement. Responses are compiled without attribution by an outside reviewer and provided to the Chairman of the Corporate Governance Committee. The results of the assessment are reported to the Board and the Chief Executive Officer.

Audit Committee Information

Audit Committee Mandate

The Company’s Audit Committee has a Charter in the form attached to this Information Circular as Schedule “D”.

Composition of Audit Committee

The Audit Committee currently consists of three directors, namely David Neuhauser, Evan S. Templeton and Douglas C. Urch. All of the members of the Audit Committee are independent and financially literate within the meaning of those terms set forth in NI 52-110 and the Nasdaq Stock Market Rules, and applicable U.S. Securities and Exchange Commission regulations.

Education and Experience

The following is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Evan S. Templeton is a Founder and Principal of WestOaks Advisors, LLC which provides capital market services to middle market companies which includes extensive experience in the energy industry. He received his undergraduate degree from Franklin & Marshall College.

David Neuhauser is a Founder and Managing Director of Livermore Partners LLC and a Member of the Chicago Board of Trade. He received his undergraduate degree from Northeastern Illinois University.

Douglas C. Urch is a Chartered Professional Accountant and has served as a finance executive and director for several energy companies throughout his career.

Audit Committee Oversight

No recommendation of the Audit Committee to nominate or compensate an external auditor was not adopted by the Company’s board of directors.

Audit Fees and Pre-Approval of Audit Services

Under the terms of the Audit Committee Charter, the Audit Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services, including tax services, which the Company’s external auditors are to perform. The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter.

Additional information relating to the Company’s Audit Committee and external auditor fees, in accordance with NI 52-110 and the Nasdaq Stock Market Rules, will be contained in the Company’s Annual Information Form which will be filed on SEDAR+ at www.sedarplus.ca.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Amended Restricted Unit Plan

At the Meeting, the Company’s shareholders will be asked to approve the Amended RSU Plan.

On March 17, 2025, the Board approved the Amended RSU Plan, subject to the receipt of shareholder and regulatory approvals. The amendments reflected in the Amended RSU Plan:

(i)	change the number of Shares reserved for issuance under the RSU Plan by:

a.	removing the limitation on the number of Shares which may be made subject to issuance under RSUs granted under the RSU Plan from time to time of 1.5% of the number of issued and outstanding Shares from time to time; and

b.	setting an aggregate limit on the number of Shares reserved for issuance under the RSU Plan and all of the Company’s other previously established or proposed share compensation arrangements equal to 8% of the number of issued and outstanding Shares from time to time, calculated on a non-diluted basis; and

(ii)	increase the maximum non-employee director participation across all equity compensation plans each year from C$100,000 to C$150,000 per non-employee director, of which no more than C$100,000 may comprise stock options, provided that this limitation will not apply in respect of an initial grant of equity compensation to newly appointed directors.

If approved, the Amended RSU Plan will replace the 2022 RSU Plan. The terms of the Amended RSU Plan are summarized above under the heading “RSU Plan”.

The resolution to approve the Amended RSU Plan includes the approval of unallocated entitlements under the Amended RSU Plan. Subject to shareholder approval at the Meeting, based on the issued and outstanding Shares as at March 14, 2025, 1,287,703 Shares are available for issuance pursuant to the Option Plan and the Amended RSU Plan and are unallocated.

Pursuant to the rules of the TSX, any unallocated entitlements under the Amended RSU Plan must be approved by shareholders every three years. If approval is obtained at the Meeting, the next date by which such approval is required is April 22, 2028.

The Amended RSU Plan must be approved by a resolution passed by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. Accordingly, at the Meeting, the Company’s shareholders will be asked to approve an ordinary resolution in substantially the following form:

“BE IT RESOLVED THAT:

1.	the Amended Restricted Share Unit Plan (the “Amended RSU Plan”) of Kolibri Global Energy Inc. (the “Company”) described in the information circular of the Company dated March 14, 2025, which allows an aggregate of 8% of the common shares of the Company outstanding from time to time to be reserved for issuance under the RSU Plan and all of the Company’s other previously established or proposed share compensation arrangements of the Company, be and is hereby authorized, confirmed, ratified and approved;

2.	all unallocated entitlements under the Amended RSU Plan be and are hereby authorized and approved until April 22, 2028;

3.	the Company has the ability to grant RSUs under the Amended RSU Plan until April 22, 2028, which is the date that is 3 years from the date of the shareholder meeting at which shareholder approval is being sought;

4.	the reservation for issuance of common shares under the Amended RSU Plan in accordance with its terms be and is hereby authorized and approved and the Company is hereby authorized and directed to issue such common shares pursuant to the Amended RSU Plan as fully paid and non-assessable shares of the Company; and

5.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolutions.”

The Board of Directors of the Company recommends that shareholders vote for the resolution to approve the Amended RSU Plan and unallocated entitlements under the Amended RSU Plan for a further three-year period. Unless otherwise instructed, the persons named as proxyholder in the enclosed form of proxy intend to vote for the ordinary resolution to approve the Amended RSU Plan and the unallocated entitlements.

If the resolution to approve the Amended RSU Plan is not approved at the Meeting, the Amended RSU Plan will terminate and the Company will not be permitted to make grants of RSUs under either the 2022 RSU Plan or the Amended RSU Plan.

Approval of Amendment to Option Plan

At the Meeting, the Company’s shareholders will be asked to approve an amendment to the Option Plan.

On March 17, 2025, subject to receipt of shareholder and regulatory approvals, the Board approved an amendment to the Option Plan to increase the maximum non-employee director participation across all equity compensation plans each year from C$100,000 to C$150,000 per non-employee director, of which no more than C$100,000 may comprise stock options, provided that this limitation will not apply in respect of an initial grant of equity compensation to newly appointed directors (the “March 2025 Option Plan Amendment”).

If approved, the March 2025 Option Plan Amendment will be effective. The terms of the Option Plan are summarized above under the heading “Stock Option Plan”.

The March 2025 Option Plan Amendment must be approved by a resolution passed by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. Accordingly, at the Meeting, the Company’s shareholders will be asked to approve an ordinary resolution in substantially the following form:

“BE IT RESOLVED THAT:

1.	the amendment to the Option Plan (the “Option Plan”) of Kolibri Global Energy Inc. (the “Company”) described in the information circular of the Company dated March 14, 2025, which increases the maximum non-employee director participation across all equity compensation plans each from C$100,000 to C$150,000 per non-employee director, of which no more than C$100,000 may comprise stock options, provided that such limit will not apply in respect of initial grants of equity compensation to newly appointed directors, be and is hereby authorized, confirmed, ratified and approved; and

2.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolutions.”

The Board of Directors of the Company recommends that shareholders vote for the resolution to approve the Amended Option Plan. Unless otherwise instructed, the persons named as proxyholder in the enclosed form of proxy intend to vote for the ordinary resolution to approve the Amended Option Plan.

If the resolution to approve the amendment to the Option Plan is not approved at the Meeting, the March 2025 Option Plan Amendment will not be effective and the Option Plan will remain in full force and effect.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR+ at www.sedarplus.ca. Shareholders may contact the Chief Financial Officer of the Company at 925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320, Telephone: (805) 484-3613 to request copies of the Company’s financial statements and Management Discussion and Analysis.

Financial information is provided in the Company’s consolidated financial statements and the Management Discussion and Analysis related thereto for the year ended December 31, 2024 which will be available on SEDAR+ at www.sedarplus.ca.

OTHER MATTERS

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 14th day of March, 2025.

Approved by the Board of Directors of
Kolibri Global Energy Inc.

“Wolf Regener”
WOLF REGENER
President and Chief Executive Officer

SCHEDULE “A”
KOLIBRI GLOBAL ENERGY INC.
(the “Company”)
AMENDED AND RESTATED
MAJORITY VOTING POLICY

The Board of Directors believes that each director should have the confidence and support of the shareholders of the Company. To this end, the Board of Directors has unanimously adopted this Majority Voting Policy and future nominees for election to the Board of Directors will be required to confirm that they will abide by this Majority Voting Policy.

In an uncontested election of directors of the Company:

(a)	nominees shall be listed individually and shareholders shall be allowed to vote in favour of, or to withhold from voting, for each director individually; and

(b)	any nominee in respect of whom a greater number of votes “withheld” than votes “for” are validly cast will promptly submit his or her offer of resignation for the consideration of the Corporate Governance Committee.

If the vote is by a show of hands rather than by ballot, the Company will disclose the number of shares voted by proxy in favour of or withheld for each director.

Promptly following receipt of an offer of resignation arising from the foregoing circumstances, the Corporate Governance Committee (the “Committee”) will meet to review the matter and make a recommendation to the Board of Directors after reviewing the matter. In considering the resignation offer, the Committee and the Board of Directors will consider all factors they deem relevant, including, but not limited to, any stated reasons why shareholders “withheld” votes from the election of the director and the effect any such resignation may have on the Company’s ability to comply with any applicable laws or governance rules or policies.

The Board of Directors must take formal action on the Committee’s recommendation no later than 90 days following the date of the applicable shareholders’ meeting. Absent exceptional circumstances, the Board of Directors must accept the resignation, which resignation will be effective on the date of acceptance.

The decision of the Board of Directors as to whether to accept or reject a resignation must be disclosed to the public in a press release and a copy of such press release must be provided to the Toronto Stock Exchange. If the Board of Directors declines to accept the resignation, it will include in the press release the reason(s) for its decision.

A director who offers his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Committee at which the resignation offer is considered.

This Majority Voting Policy does not apply in circumstances involving contested director elections.

This Majority Voting Policy was initially adopted by the Board of Directors on June 19, 2013, and was amended and restated by the Board of Directors on May 15, 2019.

By order of the Board of Directors
KOLIBRI GLOBAL ENERGY INC.

SCHEDULE “B”
CHANGE OF AUDITOR REPORTING PACKAGE

KOLIBRI GLOBAL ENERGY INC.

NOTICE OF CHANGE OF AUDITOR PURSUANT TO

SECTION 4.11 OF NATIONAL INSTRUMENT 51-102

September 25, 2024

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Manitoba Securities Commission

Marcum LLP

BDO USA, P.C.

Dear Sirs/Mesdames:

Re:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

This Notice of Change of Auditor (the “Notice”) is hereby given by Kolibri Global Energy Inc. (the “Company”) pursuant to NI 51-102. The Company gives notice as follows:

1.	Marcum LLP (the “Former Auditor”) has resigned as auditor of the Company effective August 29, 2024.

2.	The Former Auditor resigned at the Company’s request.

3.	The Company has subsequently appointed BDO USA, P.C. (the “Successor Auditor”) as auditor of the Company, with such appointment being effective as of September 25, 2024 until the close of the next annual general meeting of the shareholders of the Company.

4.	The audit committee of the Company (the “Audit Committee”) has considered the resignation of the Former Auditor as the Company’s auditor and recommended the appointment of the Successor Auditor as the Company’s auditor.

5.	The resignation of the engagement of the Former Auditor and the appointment of the Successor Auditor have been approved by the board of directors (the “Board”) of the Company upon recommendation of the Audit Committee.

6.	The Former Auditor has not expressed any modified opinion in its audit reports for the period commencing at the beginning of the Company’s two most recent financial years and ending at the date of this notice.

7.	To the knowledge of the Board, no “reportable event” as that term is defined in Section 4.11 of NI 51-102 has occurred in connection with the audits for the period commencing at the beginning of the Company’s two most recent financial years and ending at the date of this notice.

DATED the 25th day of September, 2024.

KOLIBRI GLOBAL ENERGY INC.

Per:	/s/ Wolf Regener
Name:	Wolf Regener
Title:	CEO

September 27, 2024

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

Dear Sirs/Mesdames:

Re:	Kolibri Global Energy Inc. (the “Company”)

As required by National Instrument 51-102, we have reviewed the information contained in the Company’s Notice of Change in Auditors dated September 25, 2024. Based on our knowledge of such information at this date, we agree with the statements set out in the Notice that pertains to our firm.

Very truly yours,

/s/ Marcum LLP

Marcum LLP

Tel: 713-960-1706 Fax: 713-960-9549 www.bdo.com	2929 Allen Parkway, 20th Floor Houston, TX 77019

September 27, 2024

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Dear Sirs / Mesdames:

Re: Notice of Change of Auditor of Kolibri Global Energy Inc. (the “Company”)

As required by section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Company’s Notice of Change of Auditor dated September 25, 2024 (the “Notice”). We agree with the third statement in the Notice related to our appointment as the Company’s auditor, and we have no basis to agree or disagree with the other statements in the Notice.

Yours very truly,

/s/ BDO USA

SCHEDULE “C”
BOARD OF DIRECTORS TERMS OF REFERENCE

The Board of Directors (the “Board”) of Kolibri Global Energy Inc. (the “Corporation”) shall have the oversight responsibility, authority and specific duties as described below.

Composition

Directors and Chairman of the Board

The Board shall appoint a Chairman of the Board (the “Chairman”) and, if the Chairman is not independent, an independent lead director (the “Lead Director”) from amongst the directors which comprise the Board shall be appointed as soon as practicable.

To ensure efficient, independent functioning of the Board, the Chairman or, if a Lead Director has been appointed, the Lead Director shall be the effective leader of the Board. As such, the Chairman or the Lead Director, as applicable, is responsible for ensuring that the Board’s agenda enables the Board to successfully carry out its duties. The Chairman shall act as chair of all meetings of the Board and shareholders of the Corporation.

Committees

In addition to any other committees (including special committees) which the Board may in its discretion constitute from time to time, the Board shall have the following standing committees:

-	Audit Committee

-	Corporate Governance and Nominating Committee

-	Compensation Committee

-	HS&E Committee

Certain of the responsibilities of the Board may be delegated to these or other committees of the Board. The composition and responsibilities of these standing committees and any other standing committees of the Board will be as set forth in their terms of reference, as amended from time to time, and approved by the Board. Until such time as when a Nominating, Environment, Health and Safety or Reserves Committee is established, the Board shall be responsible for all such matters as provided in each committee’s terms of reference.

Committee members shall be appointed by the Board. The chair of each committee may be designated by the Board or, failing that, by the members of the particular committee. At each meeting of the Board, the chair of each committee (or such committee member as the chair may designate) shall report the results of meetings and any associated recommendations.

Communication

To ensure that the Corporation has in place policies and programs that enable the Corporation to communicate effectively and in a timely manner with its shareholders, other stakeholders, analysts and the public generally, the Board has adopted a Corporate Disclosure Policy. The Board will review the Corporate Disclosure Policy annually to ensure its objectives are being achieved and that the Disclosure Committee is effectively implementing such policy.

Meetings and Record Keeping

Meetings of the Board shall be conducted pursuant to the Company’s articles. The following additional provisions shall apply to meetings of the Board:

1.	the Board shall meet regularly and at least quarterly at such times and at such locations as the Chairman, in consultation with the Lead Director (if one), shall determine;

2.	each member of the Board is expected to attend Board meetings and meetings of committees on which he or she is a member and to be familiar with deliberations and decisions as soon as possible after any missed meetings. Members of the Board are expected to prepare for meetings by reviewing the meeting materials distributed to members of the Board, to the extent feasible, prior to such meetings;

3.	the independent directors of the Board shall regularly hold in camera sessions of the Board, with only independent directors present and at such times as the independent directors, Chairman or Lead Director (if one) determine advisable;

4.	the Chairman shall, in consultation with the Lead Director (if one) and management, establish the agenda for the meetings and instruct management to circulate appropriate agenda materials to the Board with sufficient time for study prior to the meeting;

5.	Management shall receive notice of meetings and may attend meetings of the Board at the invitation of the Chairman or Lead Director (if one);

6.	the Corporate Secretary of the Corporation, or any other person selected by the Board, shall act as secretary for the purpose of recording the minutes of each meeting.

The minutes of the meeting of the Board shall be placed in the Corporation’s minute book.

Responsibilities and Specific Duties

In accordance with applicable laws, the Board is required to always act honestly and in good faith with a view to the best interests of the Corporation.

The Board is responsible for the stewardship of the Corporation and overseeing the operation of the business of the Corporation. The primary responsibilities of the Board include:

1.	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation;

2.	adopting a strategic planning process and approving, at least on an annual basis, a strategic plan for the Corporation which takes into account, among other things, the opportunities and principal risks of the business;

3.	identifying, on at least an annual basis, the principal risks of the Corporation’s business, and ensuring appropriate systems are implemented to manage these risks;

4.	providing continuing education opportunities for all directors so they may maintain or enhance their skills and abilities as directors, as well as ensure their knowledge and understanding of the Corporation’s business remains current;

5.	adopting a succession plan which includes the appointing, training and monitoring of senior management;

6.	adopting and reviewing on an annual basis the Corporation’s Corporate Disclosure Policy to ensure that disclosure made by the Corporation is accurate, informative, timely and broadly disseminated all in accordance with applicable laws and stock exchange rules;

7.	ensuring that the Corporation has appropriate processes in place to effectively communicate with its employees, government authorities, other stakeholders and the public;

8.	ensuring the necessary internal controls and management systems are in place that effectively monitor the Corporation’s operations and ensure compliance with applicable laws, regulations and policies, including reviewing on an annual basis the controls and procedures established for the certification of financial and other disclosure made by the Corporation;

9.	developing clear position descriptions for the Chairman, the Lead Director (if one), the chairs of each committee and, in consultation with the CEO, the CEO;

10.	developing or approving the corporate goals and objectives that the CEO is responsible for meeting;

11.	monitoring compliance with the Code of Business Conduct;

12.	establishing an appropriate system of corporate governance principles and guidelines applicable to the Corporation, including:

(a)	reviewing periodically the size of the Board to ensure its continued effectiveness (including, without limitation, facilitating effective decision-making);

(b)	regularly assessing the effectiveness and contribution of the Board, its committees and each member of the Board considering, among other things, the applicable terms of reference for the Board and each committee and in the case of each member of the Board, the competencies and skills each member is expected to bring to the Board; and

(c)	reviewing periodically the general responsibilities and function of the Board and its committees and the chair of each committee, and the roles of the Chairman, Lead Director (if one) and the CEO; and

13.	reviewing the annual corporate governance disclosure of the Corporation in its information circular.

Stakeholder Communication

Any stakeholder may contact the Board. Matters relating to the Corporation’s accounting, internal accounting control or audit matters will be referred to the Audit Committee. Other matters will be referred to the Chairman or the Lead Director (if one). Stakeholders may also directly contact the Chairman or the Lead Director (if one).

Review of Terms of Reference

The Board shall review and assess these Terms of Reference and any governance principles and guidelines established by the Board at least annually.

Amendments adopted by the Board of Directors on April 29, 2011.

SCHEDULE “D”
AUDIT COMMITTEE CHARTER

I.	Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

●	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

●	Review and appraise the performance of the Company’s external auditors.

●	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

II.	Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, all of whom shall independent, as such term is defined in National Instrument 52-110 – Audit Committees.

All members of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the this Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.	Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

IV.	Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Review of Reports, Policies and Procedures

1.	Review and update this Charter annually.

2.	Review the Company’s financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

3.	Review with management and make recommendations to the Board in respect of the adequacy and effectiveness of the Company’s financial risk management procedures.

4.	Review the monitoring of the Whistleblower Policy for the submission, receipt, retention and treatment of complaints and concerns regarding accounting and auditing matters, and review any developments and responses on reports received thereunder.

External Auditors

5.	Review annually the performance of the external auditors and ensure their independence after reviewing all significant relationships they might have with the Company.

6.	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

7.	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

8.	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

9.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

10.	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

11.	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.	the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

12.	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

13.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

14.	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

15.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

16.	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

17.	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

18.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

19.	Review certification process.

Other

20.	Review any related-party transactions.

V.	Annual Work Plan

21.	The Committee reviews and updates annually a work plan for the ensuing year which includes periodic review at specified times and periods of financial reporting and continuous disclosure documents and matters, internal controls and reporting, dealings with external auditors and other related matters.

This Audit Committee Charter was adopted by the Board of Directors of the Company on the 25th day of March, 2009, and was most recently updated on March 29, 2011.